MILBANK, TWEED, HADLEY & McCLOY LLP
1 CHASE MANHATTAN PLAZA
LOS ANGELES
213-892-4000
FAX: 213-629-5063
WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586
LONDON
44-20-7615-3000
FAX: 44-20-7615-3100
FRANKFURT
49-(0)69-71914-3400
FAX: 49-(0)69-71914-3500
MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700
NEW YORK, NY 10005-1413

212-530-5000
FAX: 212-530-5219
BEIJING
(8610) 5123-5120
FAX: (8610) 5123-5191
HONG KONG
852-2971-4888
FAX: 852-2840-0792
SINGAPORE
65-6428-2400
FAX: 65-6428-2500
TOKYO
813-3504-1050
FAX: 813-3595-2790

Christina Chalk
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Grupo Aeroportuaria del Sureste, S.A.B. de C.V. Schedule TO-T filed by
Agrupación Aeroportuaria Internacional II, S.A. de C.V., Agrupación Aeroportuaria
Internacional I, S.A. de C.V., and Fernando Chico Pardo
SEC File No. 5-60473

Dear Ms. Chalk:
     On behalf of Agrupación Aeroportuaria Internacional II, S.A. de C.V. (“Purchaser”), Agrupación Aeroportuaria Internacional I, S.A. de C.V. (“AAI-1”) and Mr. Fernando Chico Pardo (“Mr. Chico”), we write in response to the comments of the Division of Corporate Finance as set forth in the comment letter dated June 1, 2007. All defined terms used but not defined herein have the meaning ascribed to such terms in the U.S. Offer to Purchase, dated May 14, 2007 (the “Offer to Purchase”). For your convenience, we have set forth the text of the Staff’s comments in italics, which are then followed by responses on behalf of Purchaser, AAI-1 and Mr. Chico. As we have discussed on June 4, 2007, Purchaser amended the tender offer price and extended the Expiration Date. These amendments, along with responses to the Staff’s comments requesting revised disclosure are included in a Supplement that is being distributed to stockholders.
Schedule TO-T

1.	We note the commitment letters filed as Exhibit (b) to the Schedule TO-T. Have you filed all of the loan agreements described in the Offer to Purchase in the Source and Amount of Funds section on page 20 or elsewhere? See Item 1016(b) of Schedule TO-T.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. Purchaser, AAI-1 and Mr. Chico have confirmed to us that they have filed all of the loan agreements described in the Offer to Purchase in the Source and Amount of Funds section on page 20 or elsewhere.
Offer to Purchase — General
2.	We know that under Mexican law, Purchaser may not exclude US holders from the Mexican Offer. Please discuss the risks presented for US shareholders who elect to tender outside of the US Offer into the Mexican Offer.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. Please refer to the first paragraph of Annex II of the Offer to Purchase which discusses the risk to US shareholders who choose to tender into the Mexican Offer copied below for your convenience:
“IF YOU CHOOSE TO TENDER YOUR SERIES B SHARES INTO THE MEXICAN OFFER YOUR RIGHTS WITH RESPECT TO YOUR TENDERED SERIES B SHARES WILL BE GOVERNED BY MEXICAN LAWS AND REGULATIONS AND YOU WILL NOT HAVE THE BENEFIT OF THE TENDER OFFER RULES UNDER THE EXCHANGE ACT.”
3.	We note the disclosure on page 6 in the Summary Term Sheet to the effect that shareholders who hold Series B Shares in certificated (versus book entry) form may not tender into the Offer. In your response letter, explain how this restriction is consistent with the requirement that the US Offer be open to all holders of the target class on the same terms (subject to the exemption from Rule 14d-10 permitted to effect the dual offer structure). Your analysis should explain why this restriction is necessary, how long it generally takes to transfer a share held in certificated form into the book-entry transfer system, and the approximate cost (if any) of this process. We may have additional comments.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. The U.S. Offer is open to all Series B Share holders. Shareholders who hold Series B Shares in certificated form are not restricted from tendering into the U.S. Offer but procedurally must arrange for such shares to be held on their behalf by a broker, dealer, bank, trust company, financial institution or other nominee in book entry-form in order to be tendered into the U.S. Offer through the Indeval system. We have been informed by Mexican counsel that transfers involving the Series B Shares need to be effected through the Indeval system, which operates via book-entry. Although in theory a Series B Share holder can remove shares from the

Indeval system and hold them in certificated form, the Series B Shares need to be deposited back into the Indeval system in order to be transferred. The process described in the Offer to Purchase outlines the most convenient way for Series B Share holders to do this. We have been informed by Mexican counsel that there is no cost involved in transferring Series B Shares from certificated form to book entry. We have also been informed that a transfer of Series B Shares from certificated form to book-entry does not take a material amount of time and is generally completed within 1-2 days. Additionally, we understand that no Series B Shares are currently held in certificated form.
Forward Looking Statements, page v
4.	The safe harbor for forward-looking statements in Section 21E of the Exchange Act does not by its terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Similarly, the safe harbor provisions of Section 27A of the Securities Act of 1933 are inapplicable because this is not a ‘33 Act document. Revise to delete the references to the Reform Act, or to make clear that the safe harbor is not available for statements made in connection with this Offer.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which delete the reference to the Reform Act.
Summary Term Sheet — What are the conditions to the US. Offer?, page 7
5.	Refer to the fourth bullet point in this subsection of the Offer to Purchase. We believe that the word “not” may be missing here. For example, see the disclosure under “What are the conditions to the Mexican Offer?” farther down on the same page. Please advise or revise.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment and do not believe that the word “not” is missing from the fourth bullet point in the subsection “Summary Term Sheet — What are the conditions to the U.S. Offer?”. The conditions to the U.S. Offer are stated such that if any condition shall have occurred and be continuing as of the expiration of the U.S. Offer, including the condition that the Mexican Offer conditions shall have occurred and be continuing, Purchaser shall not be required to accept Securities for payment pursuant to the U.S. Offer. The conditions to the Mexican Offer are stated in a similar manner. In both cases, other than the U.S./Mexican Offer cross-condition, the conditions are stated in the negative (i.e., an event has not occurred). Purchaser, AAI-1 and Mr. Chico, however, note that the word “not” should be deleted in the disclosure under the “Summary Term Sheet — What are the conditions to the Mexican Offer?”. Please see the revised disclosure in the attached Supplement.
Will Asur continue as a public company?, page 8

6.	As you know, Rule 13e-3 applies to any transaction or series of transactions by an affiliate that is or are (taken as a whole) “reasonably likely” to result in either (i) causing the subject class of securities to be held of record by less than 300 persons; or (ii) causing any class of securities listed on a national exchange to be delisted. Since Mr. Chico is an affiliate of Asur, we believe this transaction would be subject to Rule 13e-3 if it is reasonably likely to have one of the effects outlined in the preceding sentence. Similarly, if this transaction is the first step in a series of transactions reasonably likely to produce such an effect, a Schedule 13E-3 is required at this time. However, given your disclosure in other parts of the Offer to Purchase that this transaction is designed in part to continue the public market for the Series B Shares, which would appear inconsistent with the Rule 13e-3 effects test. Please revise to state whether this transaction is reasonably likely to produce a going private effect as outlined in Rule 13e-3(ii)(A) and (B). Make the same changes to the “Effects of the Offers on the Market for the Shares; Exchange Act Registration” on page 27. We may have additional comments.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s request.

7.	See our last comment above. Confirm in your response letter that this is not the first step in a series of transactions with the purpose or reasonable likelihood of producing a “going private effect” as specified in Rule 13e-3.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment and confirm that consummation of the Offers is not the first step in a series of transactions with the purpose or reasonable likelihood of producing a “going private effect” as specified in Rule 13e-3.
Source and Amount of Funds, page 20
8.	We note your disclosure that Purchaser and AA1 are special purpose vehicles created solely to conduct the Offers and that such entities have no assets or liabilities. Will any person or entity other than Mr. Chico guarantee the debt Purchaser or AA1 will incur to fund the purchase of tendered shares? If so, explain in your response letter why such guarantors are not bidders on the Schedule TO-T.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. The debt incurred by AAI-1 to fund the purchase of tendered shares will be guaranteed by AAI-1, Purchaser and the entity to be created upon expiration of the Offers (“AAI”) to be merged with and into AAI-1 as described in the Offer to Purchase. In addition, AAI, AAI-1 and Purchaser will grant a security interest in all of their assets, which comprise primarily of the shares tendered into the Offers and the Converted Shares as described in the Offer to Purchase. While Mr. Chico is not providing a guarantee of the debt incurred by AAI-1 to fund the purchase of the tendered shares, he will grant a security interest over his shares of AAI and of

AAI-1 to secure such debt. No other person or entity will guarantee the debt AAI-1 or Purchaser will incur to fund the purchase of tendered shares. While AAI will be providing a guarantee with respect to the debt incurred by AAI-1 to fund the purchase of tendered shares, we believe such entity is not a bidder on the Schedule TO-T as it has yet to be formed, will eventually be merged with and into AAI-1 and has not (i) played a significant role in initiating, structuring and negotiating the tender, (ii) acted together with any named bidder, (iii) controlled or control the terms of the Offers or any of the named bidders, (iv) formed or cause to be formed the nominal bidder, or (v) played a primary role in obtaining the financing. In addition, prior to the merger of AAI with and into AAI-1, AAI will only own the Converted Shares and will not own any shares purchased by Purchaser in the Offers.
Financial Budgets and Other Information, page 35
9.	Summarize the material assumptions underlying the projected budget information presented here.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. Please see the revised disclosure in the attached Supplement, which addresses the Staff’s concern.

10.	We note that the projections on page 36 of the Offer to Purchase have not been prepared in accordance with US GAAP. As a result, advise us what consideration you have given as to whether the projections information disclosed would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response: Purchaser, AAI-1 and Mr. Chico note the Staff’s comment. The budget information disclosed would not require additional disclosure pursuant to Rule 100(a) of Regulation G. The information disclosed under “Financial Information” was not disclosed by Asur or by a person acting on its behalf. While Mr. Chico is a director and an affiliate of Asur, he did not disclose the budget information on behalf of Asur. Asur did not request this disclosure. Rather, it was disclosed in the Offer to Purchase because it might be deemed to be material non-public information that Mr. Chico acquired as a result of his position as CEO of Asur and was disclosed so that tendering holders would have the benefit of such information when making their decision whether to tender into the Offers. This is not the circumstances that Regulation G was meant to cover.
Closing Comments
     We have been authorized as attorneys for AAI-1, Purchaser and Mr. Chico to inform you that AAI-1, Purchaser and Mr. Chico acknowledge that:
•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments relating to the foregoing, please contact me at (212) 530-5735 or, in my absence, Laurie Duke at (212) 530-5482.

Sincerely, Roland Hlawaty